UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File No. 000-55135

POET TECHNOLOGIES INC.

(Translation of registrant’s name into English)

121 Richmond Street West, Suite 501 Toronto, Ontario, M5H 2K1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit No.	Description

99.1	Material Change Report, dated April 27, 2015 with News Release attached as Schedule “A”

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2015	POET Technologies Inc.

	By:	/s/ Michel J. Lafrance
	Name:	Michel J. Lafrance
	Title:	Secretary

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

POET Technologies Inc. (the “Company”)
121 Richmond Street West, Suite 501
Toronto, Ontario M5H 2K1

ITEM 2.	DATE OF MATERIAL CHANGE

April 27, 2015.

ITEM 3.	NEWS RELEASE

A News Release was issued on April 27, 2015.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company announced the appointment of a new Chief Operating Officer and the granting of options.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release in Schedule “A”.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

	Contact:	Michel J. Lafrance, Secretary
	Telephone:	(416) 368-9411

ITEM 9.	DATE OF REPORT

Dated at Toronto, Ontario this 27th day of April, 2015.